Exhibit 99.1

ASML Discloses Results of Annual Shareholder Meeting

VELDHOVEN, the Netherlands, March 25, 2005 — ASML Holding NV (ASML) today announced the results of its Annual General Meeting of Shareholders held on March 24, 2005.

ASML’s Netherlands statutory financial statements as at and for the year ended December 31, 2004 were adopted by the General Meeting of Shareholders.

The following were approved during the proceedings:

(i) proposals to grant full discharge, in accordance with customary Dutch corporate practice, to the Board of Management and to the Supervisory Board from liability for their respective responsibilities in the financial year 2004;

(ii) a proposal to approve stock option and share arrangements for the Board of Management and to approve the maximum number of stock options that can be awarded for the financial year 2005 to the ASML employees and Board of Management;

(iii) a proposal to increase the remuneration of certain members of the Supervisory Board because of their special responsibilities with respect to Audit Committee and U.S. regulatory matters;

(iv) a proposal to amend the ASML Articles of Association, principally in response to recent amendments to Dutch corporate law, and;

(v) a proposal to extend through September 24, 2006 the existing authority of the Board of Management to repurchase up to 10 percent of the issued share capital of ASML at a price between the par value of the shares acquired and 110 percent of the average market price of these securities on Euronext Amsterdam or the NASDAQ National Market.

The following was not approved during the proceedings:

(i) a proposal to extend through September 24, 2006 the existing authority of the Board of Management to issue shares or rights to subscribe for shares equivalent to up to 10 percent of ASML’s paid up capital plus an additional 10 percent of ASML’s paid up capital to be used in connection with mergers and acquisitions and to restrict or exclude shareholders’ pre-emption rights in connection with any such issuance.

The following subjects were discussed:

•	The reserves and dividend policy of ASML continues to be not to distribute any dividends or reserves, but to invest reserves, if any, in research and development and technology;
•	The evaluation of the external auditor;
•	The Corporate Governance Chapter in ASML's Annual Accounts 2004: ASML gave a further explanation on its corporate governance structure in view of the Dutch Corporate Governance Code;
•	The profile of the Supervisory Board and the vacancies in the Supervisory Board in 2006: Mr. J.A. Dekker and Mr. P.H. Grassmann will retire by rotation.

The General Meeting of Shareholders also appointed two new members and increased the number of members from 7 to 8. The first new member, Mr. O.B. (OB) Bilous, replaces retiring Dr. M.J. (Mike) Attardo. The second new member, Ms. H.C.J. (Ieke) van den Burg, was appointed in accordance with the strengthened recommendation right of the ASML Netherlands B.V. Works Council. In addition, Mr. J.W.B. (Jos) Westerburgen was re-appointed to his position, which he has held since 2002.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoung Vice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D’Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655